Kaye Scholer llp
Mark S. Kingsley
212 836-7092
Fax 212 836-6792
mkingsley@kayescholer.com

425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com

November 13, 2006

BY EDGAR AND BY HAND
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Ms. Sara D. Kalin
Assistant Director
Re:	Spirit AeroSystems Holdings, Inc. Amendment Nos. 2 and 3 to Registration Statement on Form S-1 Filed on October 30, 2006 and November 6, 2006 (File No. 333-135486)
Dear Ms. Kalin:
     Our client, Spirit AeroSystems Holdings, Inc. (“Spirit Holdings” or the “Company”), has filed today with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 4 to Spirit Holdings’ Registration Statement on Form S-1 (the “Registration Statement”).
     We are submitting this letter to respond to your letter dated November 6, 2006 concerning the above-referenced document. The text of the comments of the staff (the “Staff”) of the Commission is set forth in italics below, followed by the response of Spirit Holdings. All references to page numbers in the text of this letter refer to pages in Amendment No. 4 to the Registration Statement. The information in these responses was provided to us by Spirit Holdings.
     Enclosed with this letter are four copies of Amendment No. 4, marked to show changes from Amendment No. 3 to the Registration Statement on Form S-1 filed on November 6, 2006.
Front Cover Page of Prospectus
1.	We note that you have added 12 underwriters to the front cover page. Please revise to remove the additional underwriters, as Item 501(b)(8) of Regulation S-K indicates that only the lead or managing underwriters should be identified. In this regard, we note that

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2	November 13, 2006
page 139 of your filing names only three underwriters as the representatives for the underwriters in this transaction.

RESPONSE:

Item 501(b)(8) of Regulation S-K requires that the registrant include, on the outside front cover page of the prospectus, the “[n]ame(s) of the lead or managing underwriter(s).” We do not believe that this Item requires a listing of only the “lead or managing underwriters.” Although many initial public offerings have multiple managing underwriters with different roles in the offering and thus different titles (e.g. “lead manager” or “book-running manager”), several underwriters are often designated as “co-managing underwriters” in the offering. We believe that inclusion of these co-managing underwriters on the outside front cover page is consistent with the requirements under Item 501(b)(8) to include the names of the “lead or managing underwriter(s),” and exclusion of some of the co-managing underwriters would be inconsistent with that requirement. All co-managing underwriters have been actively involved in the offering process, including due diligence.

Moreover, we further believe that the inclusion of all co-managing underwriters on the outside front cover page is consistent not only with Item 501(b)(8) but also with market practice, and is also useful to investors in identifying potential analyst conflicts. In a publication by the Commission entitled “Analyzing Analyst Recommendations,” which is available on the Commission’s website in the “Investor Information” section (at http://www.sec.gov/investor/pubs/analysts.htm), under the heading “Uncovering Conflicts,” the Commission recommends that before an investor buys a stock, the investor should “confirm whether the analyst’s firm underwrote a recommended company’s stock by looking at the prospectus, which is part of the registration statement for the offering.” The publication goes on to state that investors will find “a list of the lead or managing underwriters on the front cover of both the preliminary and final copies of the prospectus. By convention, the name of the lead underwriter—the firm that stands to make the most money on the deal—will appear first, and any co-managers will generally be listed second in alphabetical order.” That convention has been followed in the prospectus contained within the Registration Statement. Additionally, we would submit that the number of co-managing underwriters included here is not unusual for an offering of the size of that contemplated by the Company. Finally, we do not think it is uncommon in offerings of this size for two or three of the managing underwriters to act as representatives.

Because the inclusion of all co-managing underwriters on the outside front cover page of the prospectus is consistent with Regulation S-K and market practice and would be useful to investors in identifying potential analyst conflicts, the Company respectfully submits that all co-managing underwriters should be listed on the outside front cover page of the prospectus contained within the Registration Statement.

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3	November 13, 2006
Summary, page 1
2.	We note from the disclosure you have added on page 142 that certain of the underwriters and their affiliates are lenders under, and will receive a portion of the proceeds of this offering used to pay debt outstanding under, your senior secured credit facilities. Please revise “The Offering” section of your summary and “Use of Proceeds” to include this information, naming the underwriters or the affiliates of the underwriters, who will receive proceeds from the offering.

RESPONSE:

The disclosure has been revised in response to the Staff’s comments. Please see pages 7 and 30.
Recent Developments, page 5
3.	We note that you added a recent developments section to your third amendment. Please expand this section to discuss the material weakness with respect to your determination of the fair values ascribed to stock compensation awards. In this regard, we would expect to see a thorough discussion of the issue, including information regarding when the material weakness was discovered, the steps you have taken so far and plan to take in the future to remediate the material weakness, and the timeline for implementation of such actions, including an estimate as to when you believe the material weakness will be corrected. We note that your disclosure on page 79 indicates that as a result of the remediation efforts completed through the quarter ended June 29, 2006, you believe that your material weaknesses have been remediated. However, we do not understand how this is possible given that you only recently restated your financial statements. Revise throughout the document as appropriate.

RESPONSE:

The recent developments section has been revised to include a discussion of the material weakness relating to Spirit Holdings’ determination of the fair values ascribed to stock compensation awards. Please see page 5. Spirit Holdings believes that it has taken all necessary action to remediate this material weakness and we have included a statement to that effect on page 78.
Our Principal Equity Investor, page 5
4.	Please revise this section to relocate the general information about Onex to another section of the filing and limit the disclosure in this section to facts about Onex that are specific to this transaction, such as Onex’s beneficial ownership of the company.

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4	November 13, 2006
RESPONSE:

The disclosure has been revised in response to the Staff’s comments. Please see pages 6 and 28.
Certain Responsibilities and Related Party Transactions
Aviall Distribution Agreement, page 117
5.	Please file your agreement as an exhibit or advise. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

RESPONSE:

Item 601(b)(10)(ii)(A) of Regulation S-K requires that the registrant file “[a]ny contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties.” We do not believe this item requires that the Company file the Aviall Distribution Agreement. None of the parties to the Aviall Distribution Agreement — Spirit, Aviall Services, Inc. and Aviall, Inc. — have a relationship with Spirit Holdings that would require this agreement to be filed. Although Mr. Fulchino, the president and chief executive officer of Aviall, Inc. will be on our Board of Directors, Mr. Fulchino is not party to the Aviall Distribution Agreement. In addition, the Aviall Distribution Agreement is not a material contract that is otherwise required to be filed as an exhibit to the Registration Statement pursuant to Item 601 of Regulation S-K.
Principal and Selling Stockholders, page 122
6.	We note from footnote 4 to the selling stockholders table that Gerald Schwartz may be deemed to beneficially own all of the shares of your class B common stock owned beneficially by Onex Corporation. Revise to clarify, if true, that Mr. Schwartz has voting and investment power with respect to all of the shares being offered for resale by the Onex entities named in footnote 4.

RESPONSE:

The disclosure has been revised in response to the Staff’s comments. Please see page 124.

7.	We note your response to comment 7 of our letter dated September 14, 2006, which indicates that none of the selling stockholders “have identified themselves” as registered broker-dealers or affiliates of registered broker-dealers. Please confirm for us that the selling stockholders are not registered broker-dealers or affiliates of broker-dealers.

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5	November 13, 2006
RESPONSE:

None of the selling stockholders are registered broker-dealers or affiliates of broker-dealers.
Exhibit 5.1
8.	We note from the form of legal opinion you have provided that the law covered by the opinion is limited to the General Corporation Law of the State of Delaware. Please delete this limitation or clarify that this reference also includes the applicable provisions of the Delaware constitution and reported judicial interpretations interpreting these laws. Refer to Section VIII.A.14 of the CF Current Issues Outline. Additionally, please file your legal opinion. For your planning purposes, please be aware that we will need to review the signed legal opinion prior to the registration statement being declared effective.

RESPONSE:

In accordance with Section VIII.A.13. of the CF Current Issues Outline, we hereby confirm that the reference in our legal opinion to the General Corporation Law of the State of Delaware includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. We understand that the Staff will need to review our signed legal opinion before declaring the Registration Statement effective. We plan to file our legal opinion with the next amendment to the Registration Statement, prior to it being declared effective.
Accounting comments issued November 3, 2006
Summary Historical and Pro Forma Financial Data, page 9
9.	We note your response to our prior comment 5. You state that you believe EBITDA is useful to investors because it is frequently used by investors to evaluate operating performance without regard to certain costs that can vary substantially from company to company depending on accounting methods, book value of assets, capital structures, and the method by which assets are acquired. It is not clear to us why investors would find it useful to disregard the effects of certain of your accounting methods, the book value of your assets, your capital structure, and the method by which you acquire assets when evaluating your performance. With respect to Adjusted EBITDA, you state that you believe eliminating costs, such as program development costs, is useful in comparing operating performance between time periods. As development costs are recurring operating costs, it is not clear how their elimination is useful in better understanding your operating performance. We do not believe your revised disclosure provides a substantive reason specific to you that demonstrates the usefulness of these non-GAAP

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6	November 13, 2006
performance measures. Therefore, please revise to remove your presentation of EBITDA and Adjusted EBITDA in the prospectus.

RESPONSE:

The disclosure has been revised in response to the Staff’s comments. Please see page 9.
Risk Factors, page 11
We identified material weaknesses in our internal control over financial reporting, page 19
10.	Please revise to reflect internal control weaknesses related to your restatement of stock compensation expenses, including why you had a weakness and how the weakness was or will be remedied.

RESPONSE:

The disclosure has been revised in response to the Staff’s comments. Please see page 19.
Note 3: Summary of Significant Accounting Policies, page F-9
11.	We note your disclosure in response to our prior comment 8. You state on page F-10 that a significant factor that may have influenced the determination of purchase price of the Boeing Wichita was the potential risk of success of the business as a stand-alone entity, including uncompetitive labor and corporate overhead cost structures. We note the following excerpts from a November 10, 2004 Associated Press article (emphasis added):
“Boeing is not just selling off an unwanted subsidiary or doing a classic divestiture, Aerospace analyst William Alderman said, but is looking at a relationship. The purchase price is only a part in the economic analysis — a great deal of the benefit for Boeing is future cost savings by outsourcing more of its manufacturing.”
“Boeing doesn’t care who buys this facility and Boeing really doesn’t care if it gets absolutely top dollar for the facility today,” Alderman said. “What Boeing really cares about is it has to get a fair price for the facility, but most importantly it must purchase the components made at this facility cheaper every year.”
“Boeing must become more efficient to remain globally competitive. It believes that internally it cannot do much better at lowering costs at the plant.”
“The old way of doing business in Wichita must change,” Alderman said, “And the sale of this facility is one way Boeing believes it can be more effective.”

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7	November 13, 2006
We note the following excerpt from a February 22, 2005 Reuters article (emphasis added):
“Boeing will benefit from lower procurement costs,” said Boeing Commercial Airplanes President and CEO Alan Mulally.”
We also note the following excerpt from a June 27, 2005 Investment Dealers Digest article (emphasis added):
“...on day one of this business, a key element of the transaction was the negotiation of life-of-product supply agreements,” says Joel Greenberg, a partner and co-chair of the corporate and finance practice at law firm Kaye Scholer, which advised Onex on the deal.”
Finally, we note from page 50 of your filing that, upon taking over the Wichita plant, you did not rehire 1,300 of Boeing’s workers, producing an immediate $112 million in annual savings, you negotiated new labor agreements that reduced wages of employees by an average of 10 percent, which would save $65 million annually, and you lowered worker pensions, retirement contributions and medical benefits to further reduce annual costs. Thus, it appears that a large degree of cost savings was likely known to be achievable prior to consummating the transaction.

Based on this information, it appears that a significant factor that may have resulted in a purchase price less than fair value was Boeing’s desire to lower its component costs on a long-term basis, which was effected by the sale of the division to an independent company with the ability to take certain immediate labor-related cost cutting initiatives that Boeing would not be able to undertake internally due to the interlocking interests of union-represented employees in the Wichita division and other divisions. Please revise or advise, as appropriate.

RESPONSE:
     The disclosure has been revised in response to the Staff’s comments. Please see pages F-10 and F-11.

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8	November 13, 2006
          Thank you for your assistance regarding this matter. Please contact Joel I. Greenberg at (212) 836-8201 or me at (212) 836-7092 with any further comments or questions you may have.

Sincerely,
/s/ Mark S. Kingsley
Mark S. Kingsley

cc:	Ms. Rolaine Bancroft Mr. Lyn Shenk Mr. Patrick Kuhn Mr. Jeffrey L. Turner Ms. Gloria Farha Flentje, Esq. Joel I. Greenberg, Esq. William J. Whelan, III, Esq.

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